UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE AGE OF 1934.

		Commission File Number	000-49649

PLAYLOGIC ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)
World Trade Centre, B Tower 5th Floor, Strawinskylaan 527, 1077 XX Amsterdam, The Netherlands 011-31-(0)20-6760304
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:		333

Pursuant to the requirements of the Securities Exchange Act of 1934, Playlogic Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2013	By:	/s/ Erik Van Emden
Erik Van Emden, Director